

Mail Stop 4561

April 7, 2016

Denis G. Cashman
Chief Financial Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001- 09853**

Dear Mr. Cashman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note K. Income Taxes, page 88

1. We note that pursuant to the terms of the Merger Agreement, you are required to provide Denali with access to $4.75 billion of EMC's cash. Considering only $1.2 billion of EMC's cash and cash equivalents and short-term and long-term investments is held in the U.S., please tell us how you plan to fund this obligation. If you intend to liquidate available-for-sale investment securities held outside the U.S., tell us whether you anticipate this being a taxable event for the company. Also, while you state on page 91 that you have not determined if there will be a need to repatriate cash, considering the terms of the Merger Agreement in relation to currently available funds in the U.S., please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services